UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                             NovaGold Resources Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                    66987E206
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                                 (CUSIP Number)
                        Electrum Strategic Resources LLC
                     1370 Avenue of the Americas, 19th Floor
                               New York, NY 10019
                              Attn: William Natbony
                                 (646) 365-1600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 22, 2009
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 66987E206
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Electrum Strategic Resources LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY:


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
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               7     SOLE VOTING POWER:

                     98,070,259 shares
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  NUMBER OF    8     SHARED VOTING POWER:
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON            98,070,259 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER:

                     0 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      98,070,259
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      43.18%
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14    TYPE OF REPORTING PERSON*

      OO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common shares (the "Common Shares") of NovaGold Resources Inc. (the "Issuer"), a company organized and existing under the laws of the province of Nova Scotia, Canada. The address of the Issuer's principal executive offices is Suite 2300-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.

Item 2. Identity and Background

(a) This Statement is being filed by Electrum Strategic Resources LLC (the "Reporting Person"). Schedule A attached hereto sets forth information regarding persons referred to in Instruction C of Schedule 13D.

(b) The principal business address of the Reporting Person is 1370 Avenue of the Americas, 19th Floor, New York, NY 10019.

(c)   The principal business of the Reporting Person is owning securities.

(d) Neither the Reporting Person, nor any person named on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person, nor any person named on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) The Reporting Person is a limited liability company organized and existing in the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds used to make the $69,681,110.30 of acquisitions described in
Item 5(c) of this Schedule 13D were contributed to the Reporting Person by GRAT Holdings LLC, its sole member.

Item 4. Purpose of Transaction.

      The Reporting Person acquired the Common Shares reported herein for investment purposes and the Reporting Person and/or one or more of its affiliates may, depending on market and other conditions, increase or decrease its beneficial ownership of Common Shares or other securities of the issuer whether in the open market, by privately negotiated agreement or otherwise.

      Other than as set forth above, the Reporting Person, in its capacity as a holder of a security of the issuer, currently has no plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person beneficially owns 98,070,259 Common Shares, consisting of 51,916,412 Common Shares and warrants exercisable within 60 days of the date hereof to acquire an additional 46,153,847 Common Shares. Based upon 180,973,089 Common Shares outstanding as of the date hereof, the Reporting Person beneficially owns 43.18% of the Issuer's Common Shares.

      (b) The Reporting Person has sole voting and dispositive power over the Common Shares described in Item 5(a) of this Schedule 13D.

      (c) On January 22, 2009, the Reporting Person acquired ownership of 46,153,847 units of the Issuer for the aggregate purchase price of US$60,000,001.10, representing a subscription price of US$1.30 per Unit. Each Unit consists of one Common Share and one transferable Common Share purchase warrant entitling the holder(s) thereof to purchase one additional Common Share at an exercise price of US$1.50 per Warrant Share at any time on or before 5:00 p.m. (Toronto time) on January 22, 2013.

      On January 23, 2009, pursuant to a purchase and sale agreement, the Reporting Person acquired ownership of 5,762,565 Common Shares for an aggregate purchase price of $9,681,109.20.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            The warrants discussed herein are governed by the terms of a Warrant, dated January 22, 2009, between the Reporting Person and the Issuer. A copy of the Warrant Agreement is attached hereto as Exhibit 1 and is hereby incorporated by reference.

            The Reporting Person and the Issuer are parties to a Registration Rights Agreement, dated January 22, 2009, pursuant to which the Reporting Person (and/or its successors and assigns) shall be entitled to make up to three demands that the Issuer register Common Shares in the United States. A copy of the Registration Rights Agreement is attached hereto as Exhibit 2 and is hereby incorporated by reference.

            The Reporting Person and the Issuer are parties to a Qualification Rights Agreement, dated January 22, 2009, pursuant to which the Reporting Person (and/or its successors and assigns) shall be entitled to make up to three demands that the Issuer qualify Common Shares for resale by the Reporting Person in Canada. A copy of the Registration Rights Agreement is attached hereto as
Exhibit 3 and is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

        Exhibit 99.1. Form of Warrant, dated January 22, 2009

        Exhibit 99.2. Form of Registration Rights Agreement, dated January 22, 2009

        Exhibit 99.3. Form of Qualification Rights Agreement, dated January 22, 2009

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2009

                                                ELECTRUM STRATEGIC RESOURCES LLC

                                                /s/ William Natbony
                                                ------------------------------
                                                By: William Natbony
                                                Title: Chief Executive Officer

                                   Schedule A

                   Officer of Electrum Strategic Resources LLC

William Natbony is the Chief Executive Officer and sole officer of Electrum Strategic Resources LLC. Mr. Natbony's principal business address is 1370 Avenue of the Americas, 19th Floor, New York, NY 10019. Mr. Natbony's principal business is as a businessman.

The members of the investment committee of Electrum Strategic Resources LLC are William Natbony, Robert M. Newman, Jr. and Michael Williams. The principal business address of each of the foregoing persons is 1370 Avenue of the Americas, 19th Floor, New York, NY 10019. Each of the foregoing persons is a United States citizen. The principal business of each of the foregoing persons is as a business person.

                Sole Member of Electrum Strategic Resources LLC

GRAT Holdings LLC, a Delaware limited liability company with an address of 1370 Avenue of the Americas, 19th floor, New York, NY 10019, is the sole member of Electrum Strategic Resources LLC. William Natbony is the manager and sole officer of GRAT Holdings LLC. GRAT Holdings LLC is in the business of investing.